Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund September 2016 Update
October 25, 2016

Supplement dated October 25, 2016 to Prospectus dated April 29, 2016
Class	Sep ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.00%	1.44%	$9.82M	$1,108.485
B	-2.05%	0.88%	$106.83M	$912.123
Legacy 1	-1.81%	3.08%	$1.37M	$863.318
Legacy 2	-1.83%	2.87%	$0.58M	$845.777
Global 1	-1.78%	4.06%	$31.31M	$850.873
Global 2	-1.78%	4.06%	$2.17M	$835.655
Global 3	-1.92%	2.77%	$29.66M	$733.458
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar strengthened on rising crude oil prices, the recovery in European stocks, and on solid Chinese economic data.  The Japanese yen strengthened after the Bank of Japan evaluated its negative interest rates policy and decided to leave interest rates unchanged as it evaluated whether to consider further stimulus actions.  The British pound continued to weaken following the Brexit vote.

Energy:  Energy prices finished the month virtually unchanged.  Prices traded in a narrow range after OPEC announced guidance concerning potential production cuts in the future.

Equities:  Global equities declined as many indices performed poorly on concerns about the overall strength of the global economy.   The Hang Seng Index rose, led by energy companies.

Fixed Income:  Yields in the fixed-income markets rose in anticipation the U.S. Federal Reserve will increase interest rates before the year end.  The European Central Bank decided not to announce additional stimulus plans and the Bank of Japan evaluated its negative interest rates and economic stimulus policies.

Grains/Foods:  Sugar rallied 12% to a four-year high on robust demand and limited production caused by adverse weather conditions in Brazil.  Meat prices also rose as demand spiked.  Corn and soybean prices rose on reports of strong export sales and on rising demand.

Metals:  Gold, silver, and platinum prices moved lower as the prospect of higher interest rates reduced demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$4,687,071	$15,957,951
Change In Unrealized Income (Loss)	1,697,542	-1,075,946
Brokerage Commission	-96,178	-864,370
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-127,685	-1,415,576
Change in Accrued Commission	-612	8,390
Net Trading Income (Loss)	-3,214,004	12,610,449

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$64,303	$670,229
Interest, Other	32,417	341,496
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-3,117,284	13,622,174

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-202,444	685,579
Operating Expenses	38,674	385,937
Organization and Offering Expenses	44,736	446,843
Brokerage Expenses	726,001	7,517,779
Dividend Expenses	0	0
Total Expenses	606,967	9,036,138

Net Income (Loss)	-$3,724,251	$4,586,036

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$188,596,857	$213,734,838
Additions	29,500	110,450
Net Income (Loss)	-3,724,251	4,586,036
Redemptions	-3,164,792	-36,694,010
Balance at September 30, 2016	$181,737,314	$181,737,314

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,108.485	8,858.44161	$9,819,452	-2.00%	1.44%
B	$912.123	117,117.69023	$106,825,695	-2.05%	0.88%
Legacy 1	$863.318	1,589.71567	$1,372,430	-1.81%	3.08%
Legacy 2	$845.777	686.07088	$580,263	-1.83%	2.87%
Global 1	$850.873	36,795.21141	$31,308,058	-1.78%	4.06%
Global 2	$835.655	2,597.35484	$2,170,493	-1.78%	4.06%
Global 3	$733.458	40,439.82715	$29,660,923	-1.92%	2.77%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership